RBC Capital Markets®	Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-171806

Final Pricing Supplement Pricing Supplement Dated November 21, 2011 to the Product Prospectus Supplement, Prospectus Supplement, and Prospectus, Each Dated January 28, 2011	$6,100,000 Reverse Convertible Notes Linked to the SPDR® S&P 500® ETF Trust Royal Bank of Canada

Royal Bank of Canada is offering Reverse Convertible Notes linked to the SPDR® S&P 500® ETF Trust (“RevCons” or the “Notes”). The RevCons offered are senior unsecured obligations of Royal Bank of Canada, will pay a coupon at the interest rate specified below, and will have the terms described in the documents described above, as supplemented or modified by this pricing supplement, as set forth below.

The RevCons do not guarantee any return of principal at maturity. Any payments on the RevCons are subject to our credit risk.
Investing in the RevCons involves a number of risks. See “Risk Factors” beginning on page 1 of the prospectus supplement dated January 28, 2011, “Additional Risk Factors Specific to Your Notes” beginning on page PS-3 of the product prospectus supplement dated January 28, 2011 and “Selected Risk Considerations” beginning on page P6 of this pricing supplement..

The RevCons will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation (the “FDIC”) or any other Canadian or U.S. government agency or instrumentality.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

Issuer:	Royal Bank of Canada	Listing:	None
Pricing Date:	November 21, 2011	Principal Amount:	$1,000 per RevCons
Issuance Date:	November 25, 2011	Maturity Date:	November 27, 2012
Coupon Payment:	The coupon will be paid in one payment on the Maturity Date.	Final Stock Price:	The closing price of the Reference Stock on the valuation date.
Initial Stock Price:	The closing price of the Reference Stock on the pricing date.
Payment at Maturity (if held to maturity):
For each $1,000 principal amount, $1,000 plus any accrued and unpaid interest at maturity unless the Final Stock Price is less than the Buffer Price set forth below.  Investors will lose 1.25% of the principal amount of the Notes for each 1% decrease from the Initial Stock Price to the Final Stock Price of more than 20%.

Investors could lose some or all of their investment at maturity if there has been a decline in the trading price of the Reference Stock below the Buffer Price.
Physical Delivery Amount::	Not applicable.

No.	Reference Stock	Coupon Rate	Initial Stock Price	Buffer Price	Term	Cusip	Principal Amount	Price to Public	Agent’s Commission	Proceeds to Royal Bank of Canada
3310	SPDR® S&P 500® ETF Trust (SPY)	6.90%	$119.62	$95.70	12 Months	78008TZC1	$6,100,000	100%	$15,250 0.25%	$6,084,750 99.75%

The price at which you purchase the RevCons includes hedging costs and profits that Royal Bank of Canada or its affiliates expect to incur or realize. These costs and profits will reduce the secondary market price, if any secondary market develops, for the RevCons. As a result, you may experience an immediate and substantial decline in the market value of your RevCons on the Issue Date.

We may use this pricing supplement in the initial sale of the RevCons. In addition, RBC Capital Markets, LLC or another of our affiliates may use this pricing supplement in a market-making transaction in the RevCons after their initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

RBC Capital Markets, LLC

Reverse Convertible Notes due November 27, 2012 Linked to the SPDR® S&P 500® ETF Trust

SUMMARY

The information in this “Summary” section is qualified by the more detailed information set forth in this pricing supplement, the product prospectus supplement, the prospectus supplement, and the prospectus.

General:
This pricing supplement relates to an offering of Reverse Convertible Notes (“RevCons” or the “Notes”) linked to the SPDR® S&P 500® ETF Trust (the “Reference Stock”).  The Notes have a term of twelve months.

Issuer:	Royal Bank of Canada (“Royal Bank”)

Issue:	Senior Medium-Term Notes, Series E

Pricing Date:	November 21, 2011

Issuance Date:	November 25, 2011

Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 thereafter.

Designated Currency:	U.S. Dollars

Coupon Payment:	The coupon will be paid in one payment on the the Maturity Date.

Coupon Payment Date:	The Maturity Date.

Valuation Date:	November 21, 2012

Maturity Date:	November 27, 2012

Reference Stock:	The shares of the SPDR® S&P 500® ETF Trust, which trade on the NYSE Arca under the symbol “SPY.”

Term:	As set forth on the cover page.

Payment at Maturity/Cash Delivery Amount (if held to maturity):
For each $1,000 in principal amount of the Notes, the investor will receive $1,000 plus any accrued and unpaid interest at maturity unless the Final Stock Price is less than the Buffer Price.
If the Final Stock Price is less than the Buffer Price, instead of the principal amount of the Notes, in addition to any accrued and unpaid interest, you will receive an amount in cash equal to the sum of: (a) $1,000 plus (b) the product of (i) $1,000 times (ii) the sum of the Percentage Change plus 20% times (iii) the Downside Multiplier:

$1,000 + [$1,000 x (Percentage Change + 20%) x 1.25]

Investors in the Notes could lose some or all of their investment at maturity if there has been a decline in the trading price of the Reference Stock below the Buffer Price.

Initial Stock Price:	The closing price of the Reference Stock on the Pricing Date.

Final Stock Price:	The closing price of the Reference Stock on the Valuation Date.

RBC Capital Markets, LLC
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Reverse Convertible Notes due November 27, 2012 Linked to the SPDR® S&P 500® ETF Trust

Buffer Price:
80% of the Initial Stock Price.  The Buffer Price will be subject to adjustment, as contemplated by the section of the product supplement entitled “General Terms of the Notes—Anti-dilution Adjustments.”

Barrier Price:	Not applicable.

Percentage Change:	The Percentage Change, expressed as a percentage, is calculated using the following formula:

=	Final Stock Price - Initial Stock Price
Initial Stock Price

Settlement:	DTC global notes

Terms Incorporated In the Master Note:
All of the terms appearing above the item captioned “Secondary Market” on the cover page and pages P2 and P3 of this pricing supplement and the terms appearing under the caption “General Terms of the Notes” in the product prospectus supplement.

RBC Capital Markets, LLC
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Reverse Convertible Notes due November 27, 2012 Linked to the SPDR® S&P 500® ETF Trust

ADDITIONAL TERMS OF YOUR NOTES

You should read this pricing supplement together with the prospectus dated January 28, 2011, as supplemented by the prospectus supplement dated January 28, 2011 and the product prospectus supplement dated January 28, 2011, relating to our Senior Global Medium-Term Notes, Series E, of which these Notes are a part. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the product prospectus supplement. In the event of any conflict, this pricing supplement will control. The Notes vary from the terms described in the product prospectus supplement in several important ways. You should read this pricing supplement carefully.

This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement dated January 28, 2011 and “Additional Risk Factors Specific to the Notes” in the product prospectus supplement dated January 28, 2011, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the SEC website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):

Prospectus dated January 28, 2011:
http://www.sec.gov/Archives/edgar/data/1000275/000121465911000309/f127115424b3.htm

Prospectus Supplement dated January 28, 2011:
http://www.sec.gov/Archives/edgar/data/1000275/000121465911000311/m127114424b3.htm

Product Prospectus Supplement dated January 28, 2011:
http://www.sec.gov/Archives/edgar/data/1000275/000121465911000427/c24110424b5.htm

Our Central Index Key, or CIK, on the SEC Website is 1000275.  As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Royal Bank of Canada.

RBC Capital Markets, LLC
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Reverse Convertible Notes due November 27, 2012 Linked to the SPDR® S&P 500® ETF Trust

HYPOTHETICAL EXAMPLES OF AMOUNTS PAYABLE AT MATURITY

The examples set forth below are provided for illustration purposes only.  The assumptions in each of the examples are purely hypothetical and do not relate to the actual performance of the Reference Stock.  The hypothetical terms do not purport to be representative of every possible scenario concerning increases or decreases in the price of the Reference Stock on the Valuation Date relative to its price on the Pricing Date.  We cannot predict the actual performance of the Reference Stock.

The table below illustrates the Payment at Maturity of the Notes (excluding the final Coupon), given the Initial Stock Price of $119.62, the Buffer Price of $95.70, and an initial investment of $1,000. Hypothetical Final Stock Prices are shown in the first column on the left. For this purpose, we have assumed that there will be no anti-dilution adjustments to the Final Stock Price and no market disruption events. The second column shows the relevant hypothetical Percentage Changes.  The third column shows the Payment at Maturity as a percentage of the principal amount.  The last column shows the hypothetical Payment at Maturity per $1,000 in principal amount of the Notes.

Hypothetical Final Stock Price	Percentage Change	Payment at Maturity Expressed as Percentage of Principal Amount	Hypothetical Payment at Maturity
$179.43	50%	100.00%	$1,000.00
$155.51	30%	100.00%	$1,000.00
$149.53	20%	100.00%	$1,000.00
$131.58	10%	100.00%	$1,000.00
$119.62	0%	100.00%	$1,000.00
$107.66	-10%	100.00%	$1,000.00
$113.64	-15%	100.00%	$1,000.00
$95.70	-20%	100.00%	$1,000.00
$89.72	-25%	93.75%	$937.50
$83.73	-30%	87.50%	$875.00
$77.75	-35%	81.25%	$812.50
$71.77	-40%	75.00%	$750.00
$59.81	-50%	62.50%	$625.00
$29.91	-75%	31.25%	$312.50
$0.00	-100%	0%	$0.00

The Payments at Maturity shown above are entirely hypothetical; they are based on market prices for the Reference Stock that may not be achieved on the Valuation Date and on assumptions that may prove to be erroneous. The actual market value of your Notes on the Maturity Date or at any other time, including any time you may wish to sell your Notes, may bear little relation to the hypothetical Payments at Maturity shown above, and those amounts should not be viewed as an indication of the financial return on an investment in the Notes or on an investment in the Reference Stock.  Please read “Additional Risk Factors Specific to Your Notes” and “Hypothetical Returns on Your Notes” in the accompanying product prospectus supplement.

RBC Capital Markets, LLC
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Reverse Convertible Notes due November 27, 2012 Linked to the SPDR® S&P 500® ETF Trust

Payments on your Notes are economically equivalent to the amounts that would be paid on a combination of other instruments.  For example, payments on your Notes are economically equivalent to the amounts that would be paid on a combination of an interest-bearing bond purchased, and an option sold, by the investor (with an implicit option premium paid over time to the investor).  The discussion in this paragraph does not modify or affect the terms of the offered Notes or the United States or Canadian income tax treatment of the offered Notes as described under “Supplemental Discussion of Canadian Tax Consequences” and “Supplemental Discussion of U.S. Federal Income Tax Consequences” in the accompanying product prospectus supplement.

RBC Capital Markets, LLC
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Reverse Convertible Notes due November 27, 2012 Linked to the SPDR® S&P 500® ETF Trust

SELECTED RISK CONSIDERATIONS

An investment in the Notes involves significant risks.  Investing in the Notes is not equivalent to investing directly in the Reference Stock.  These risks are explained in more detail in the section “Additional Risk Factors Specific to Your Notes” in the product prospectus supplement.  In addition to the risks described in the prospectus supplement and the product prospectus supplement, you should consider the following:

•
Principal at Risk — Investors in the Notes could lose some or a substantial value of their principal amount if the Final Stock Price is less than the Buffer Price.  If the Final Stock Price is less than the Buffer Price, then you will lose 1.25% of each $1,000 principal amount of the notes for every 1% that the Percentage Change is below -20%.  The rate of interest payable on the Notes, which will be payable for less than one year, may not be sufficient to compensate for any such loss.

•
No Delivery of Shares of the Reference Stock — The Notes will be payable only in cash.  You should not invest in the Notes if you seek to have shares of the Reference Stock delivered to you at maturity.

•
Market Disruption Events and Adjustments —The payment at maturity and the valuation date are subject to adjustment as described in the product prospectus supplement.  For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “General Terms of the Notes—Consequences of Market Disruption Events” in the product prospectus supplement.

•
The Inclusion in the Purchase Price of the Notes of a Selling Concession and of Royal Bank’s Cost of Hedging its Market Risk under the Notes Will Adversely Affect the Value of the Notes Prior to Maturity — The price at which you purchase of the Notes includes a selling concession (including a broker’s commission), as well as the costs that Royal Bank (or one of its affiliates) expects to incur in the hedging of its market risk under the Notes. Such hedging costs include the expected cost of undertaking this hedge, as well as the profit that Royal Bank (or its affiliates) expects to realize in consideration for assuming the risks inherent in providing such hedge.  As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which you may be able to sell your Notes prior to maturity may be less than your original purchase price. The Notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your Notes to maturity.

RBC Capital Markets, LLC
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Reverse Convertible Notes due November 27, 2012 Linked to the SPDR® S&P 500® ETF Trust

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

RevCon 78008TZC1 (SPY): 1.03% of each stated interest payment (6.90% in total) on the RevCons will be treated as an interest payment and 5.87% of each stated interest payment will be treated as payment for the Put Option for U.S. federal income tax purposes.

Please see the discussion (including the opinion of our counsel Morrison & Foerster LLP) in the product prospectus supplement dated January 28, 2011 under “Supplemental Discussion of U.S. Federal Income Tax Consequences,” which applies to your Notes.

INFORMATION REGARDING THE REFERENCE STOCK

Information concerning the SPDR® S&P 500® ETF Trust (the “SPDR Trust”) filed with the SEC under the Securities Act, and the Investment Company Act, can be located by reference to SEC file numbers 033-46080 and 811-06125, respectively. Information provided to or filed with the SEC can be inspected and copied at the public reference facility maintained by the SEC or through the SEC’s website at www.sec.gov. None of this publicly available information is incorporated by reference into this pricing supplement.

The SPDR Trust seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the S&P 500® Index. To maintain the correspondence between the composition and weightings of stocks held by the SPDR Trust and component stocks of the S&P 500® Index, the SPDR Trust adjusts its holdings from time to time to conform to periodic changes in the identity and/or relative weightings of the index securities.

The SPDR Trust utilizes a “passive” or “indexing” investment approach in attempting to track the performance of the S&P 500® Index. The SPDR Trust seeks to invest in substantially all of the securities that comprise the S&P 500® Index. The SPDR Trust typically earns income from dividends from securities held by the SPDR Trust. These amounts, net of expenses and taxes (if applicable), are passed along to the SPDR Trust’s shareholders as “ordinary income.” In addition, the SPDR Trust realizes capital gains or losses whenever it sells securities. Net long-term capital gains are distributed to shareholders as “capital gain distributions.” However, because the component return of the SPDR Trust will be calculated based only on the share price of the SPDR Trust, you will not receive any benefit from or be entitled to receive income, dividend, or capital gain distributions from the SPDR Trust or any equivalent payments.

The shares of the SPDR Trust trade on the NYSE Arca under the symbol “SPY.”

The S&P 500® Index

All disclosures contained in this pricing supplement regarding the S&P 500® Index, including, without limitation, its make up, method of calculation, and changes in its components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by, S&P. S&P, which owns the copyright and all other rights to the S&P 500® Index, has no obligation to continue to publish, and may discontinue publication of, the S&P 500® Index. None of us, the calculation agent, or the agents accepts any responsibility for the calculation, maintenance or publication of the S&P 500® Index or any successor index.

RBC Capital Markets, LLC
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Reverse Convertible Notes due November 27, 2012 Linked to the SPDR® S&P 500® ETF Trust

The S&P 500® Index is intended to provide an indication of the pattern of common stock price movement in the large capitalization segment of the U.S. equity market. The calculation of the level of the S&P 500® Index is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. On November 14, 2011, the average market capitalization of the companies included in the S&P 500® Index was $22.80 billion. As of that date, the largest component of the S&P 500® Index had a market capitalization of $383.91 billion, and the smallest component of the S&P 500® Index had a market capitalization of $1.01 billion.

S&P chooses companies for inclusion in the S&P 500® Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of its Stock Guide Database of over 10,000 companies, which S&P uses as an assumed model for the composition of the total market. Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company’s common stock generally is responsive to changes in the affairs of the respective industry, and the market value and trading activity of the common stock of that company. Ten main groups of companies comprise the S&P 500® Index, with the approximate percentage of the market capitalization of the S&P 500® Index included in each group as of November 14, 2011, indicated in parentheses: Consumer Discretionary (10.70%); Consumer Staples (11.12%); Energy (12.54%); Financials (13.45%); Health Care (11.60%); Industrials (10.58%); Information Technology (19.65%); Materials (3.60%); Telecommunication Services (3.04%); and Utilities (3.71%). S&P from time to time, in its sole discretion, may add companies to, or delete companies from, the S&P 500® Index to achieve the objectives stated above.

Computation of the S&P 500® Index

While S&P currently employs the following methodology to calculate the S&P 500® Index, no assurance can be given that S&P will not modify or change this methodology in a manner that may affect the maturity payment amount.

Historically, the market value of any component stock of the S&P 500® Index was calculated as the product of the market price per share and the number of then outstanding shares of such component stock. In March 2005, S&P began shifting the S&P 500® Index halfway from a market capitalization weighted formula to a float-adjusted formula, before moving the S&P 500® Index to full float adjustment on September 16, 2005. S&P’s criteria for selecting stocks for the S&P 500® Index did not change with the shift to float adjustment. However, the adjustment affects each company’s weight in the S&P 500® Index.

Under float adjustment, the share counts used in calculating the S&P 500® Index reflect only those shares that are available to investors, not all of a company’s outstanding shares. S&P defines three groups of shareholders whose holdings are subject to float adjustment:

•	holdings by other publicly traded corporations, venture capital firms, private equity firms, strategic partners, or leveraged buyout groups;

•	holdings by government entities, including all levels of government in the U.S. or foreign countries; and

•
holdings by current or former officers and directors of the company, founders of the company, or family trusts of officers, directors, or founders, as well as holdings of trusts, foundations, pension funds, employee stock ownership plans, or other investment vehicles associated with and controlled by the company.

RBC Capital Markets, LLC
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Reverse Convertible Notes due November 27, 2012 Linked to the SPDR® S&P 500® ETF Trust

However, treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. In cases where holdings in a group exceed 10% of the outstanding shares of a company, the holdings of that group are excluded from the float-adjusted count of shares to be used in the S&P 500® Index calculation. Mutual funds, investment advisory firms, pension funds, or foundations not associated with the company and investment funds in insurance companies, shares of a U.S. company traded in Canada as “exchangeable shares,” shares that trust beneficiaries may buy or sell without difficulty or significant additional expense beyond typical brokerage fees, and, if a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class if such shares are convertible by shareholders without undue delay and cost, are also part of the float.

For each stock, an investable weight factor (“IWF”) is calculated by dividing the available float shares, defined as the total shares outstanding less shares held in one or more of the three groups listed above where the group holdings exceed 10% of the outstanding shares, by the total shares outstanding. The float-adjusted index is then calculated by multiplying, for each stock in the S&P 500® Index, the IWF, the price, and total number of shares outstanding, adding together the resulting amounts, and then dividing that sum by the index divisor. For companies with multiple classes of stock, S&P calculates the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights.

The S&P 500® Index is calculated using a base-weighted aggregate methodology. The level of the S&P 500® Index reflects the total market value of all 500 component stocks relative to the base period of the years 1941 through 1943. An indexed number is used to represent the results of this calculation in order to make the level easier to use and track over time. The actual total market value of the component stocks during the base period of the years 1941 through 1943 has been set to an indexed level of 10. This is often indicated by the notation 1941-43 = 10. In practice, the daily calculation of the S&P 500® Index is computed by dividing the total market value of the component stocks by the “index divisor.” By itself, the index divisor is an arbitrary number. However, in the context of the calculation of the S&P 500® Index, it serves as a link to the original base period level of the S&P 500® Index. The index divisor keeps the S&P 500® Index comparable over time and is the manipulation point for all adjustments to the S&P 500® Index, which is index maintenance.

Index Maintenance

Index maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructuring or spinoffs. Some corporate actions, such as stock splits and stock dividends, require changes in the common shares outstanding and the stock prices of the companies in the S&P 500® Index, and do not require index divisor adjustments.

To prevent the level of the S&P 500® Index from changing due to corporate actions, corporate actions which affect the total market value of the S&P 500® Index require an index divisor adjustment. By adjusting the index divisor for the change in market value, the level of the S&P 500® Index remains constant and does not reflect the corporate actions of individual companies in the S&P 500® Index. Index divisor adjustments are made after the close of trading and after the calculation of the S&P 500® Index closing level.

Changes in a company’s shares outstanding of 5% or more due to mergers, acquisitions, public offerings, tender offers, Dutch auctions, or exchange offers are made as soon as reasonably possible. All other changes of 5% or more (due to, for example, company stock repurchases, private placements, redemptions, exercise of options, warrants, conversion of preferred stock, notes, debt, equity participation units, at the market offerings, or other recapitalizations) are made weekly and are announced on Wednesdays for implementation after the close of trading on the following Wednesday. Changes of less than 5% due to a company’s acquisition of another company in the S&P 500® Index are made as soon as reasonably possible. All other changes of less than 5% are accumulated and made quarterly on the third Friday of March, June, September, and December, and are usually announced two to five days prior.

RBC Capital Markets, LLC
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Reverse Convertible Notes due November 27, 2012 Linked to the SPDR® S&P 500® ETF Trust

Changes in IWFs of more than five percentage points caused by corporate actions (such as merger and acquisition activity, restructurings, or spinoffs) will be made as soon as reasonably possible. Other changes in IWFs will be made annually when IWFs are reviewed.

RBC Capital Markets, LLC
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Reverse Convertible Notes due November 27, 2012 Linked to the SPDR® S&P 500® ETF Trust

HISTORICAL INFORMATION

The following graph sets forth the recent historical performances of the Reference Stock.  In addition, below the graph is a table setting forth the intra-day high, intra-day low and period-end closing prices of the Reference Stock.  The information provided in the table is for the four calendar quarters of 2008, 2009 and 2010, the first, second and third calendar quarters of 2011, and the period from October 1, 2011 to November 21, 2011.

We obtained the information regarding the historical performance of the Reference Stock in the chart below from Bloomberg Financial Markets.

We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.  The historical performance of the Reference Stock should not be taken as an indication of future performance, and no assurance can be given as to the market prices of the Reference Stock on the Valuation Date.  We cannot give you assurance that the performance of the Reference Stock will not result in the loss of all or part of your investment.

RBC Capital Markets, LLC
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Reverse Convertible Notes due November 27, 2012 Linked to the SPDR® S&P 500® ETF Trust

Period-Start Date	Period-End Date	High Intra-Day Price of the Reference Stock in ($)	Low Intra-Day Price of the Reference Stock in ($)	Period-End Closing Price of the Reference Stock in ($)
1/1/2008	3/31/2008	146.99	126.00	131.89
4/1/2008	6/30/2008	144.30	127.04	128.04
7/1/2008	9/30/2008	131.50	110.97	116.54
10/1/2008	12/31/2008	116.69	74.35	90.33

1/1/2009	3/31/2009	94.45	67.10	79.44
4/1/2009	6/30/2009	96.11	78.33	91.92
7/1/2009	9/30/2009	108.06	87.01	105.56
10/1/2009	12/31/2009	113.03	101.99	111.44

1/1/2010	3/31/2010	118.10	104.58	116.99
4/1/2010	6/30/2010	122.12	102.88	103.22
7/1/2010	9/30/2010	115.79	101.13	114.12
10/1/2010	12/31/2010	126.20	106.46	125.78

1/1/2011	3/31/2011	134.69	125.28	132.51
4/1/2011	6/30/2011	137.17	126.19	131.97
7/1/2011	9/30/2011	135.70	110.27	113.17
10/1/2011	11/21/2011	129.41	107.43	119.62

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

RBC Capital Markets, LLC
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Reverse Convertible Notes due November 27, 2012 Linked to the SPDR® S&P 500® ETF Trust

SUPPLEMENTAL PLAN OF DISTRIBUTION
We expect that delivery of the Notes will be made against payment for the Notes on or about November 25, 2011, which is the third (3rd) business day following the Pricing Date (this settlement cycle being referred to as “T+3”). See “Plan of Distribution” in the prospectus supplement dated January 28, 2011. For additional information as to the relationship between us and RBC Capital Markets, LLC, please see the section “Plan of Distribution—Conflicts of Interest” in the prospectus dated January 28, 2011.

RBC Capital Markets, LLC
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